Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
May 27, 2020
VIA EDGAR
Mr. John Ganley
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Ganley:
The following are responses to the comments that we received from you by telephone on April 27, 2020 regarding Post-Effective Amendment No. 263 to the Registration Statement on Form N-1A for the Direxion High Growth ETF(1), Direxion Fallen Knives ETF(1), and the Direxion Dynamic Hedge ETF(1), (the “Funds”), each a series of the Direxion Shares ETF Trust (the “Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on March 11, 2020. Your comments and the Trust’s responses are set forth below.
(1) At the time of the March 11, 2020 filing, the Funds were named the Direxion U.S. Hyper Growth ETF, Direxion U.S. Fallen Knives ETF, and the Direxion U.S. truVol Dynamic Hedge ETF. Subsequent to the filing, the Board of Trustees of the Trust approved the change of each of these Fund’s name as reflected in Post-Effective Amendment No. 269 to the Registration Statement on Form N-1A dated May 27, 2020.
All ETFs
1) In light of the recent significant market events, please consider whether it is appropriate to include enhanced disclosure about the market risks posed by the COVID-19 pandemic.
The Registrant confirms that it will include enhanced Market Disruption Risk disclosure in the summary and statutory sections of each ETF’s prospectus, which addresses the risks raised by the market disruptions caused by the COVID-19 pandemic.
2) Please provide the index methodology and the current list of index constituents for each ETF.
The Registrant provided the index methodology supplementally by email dated April 27, 2020. The Registrant is providing the current list of each index’s index constituents here in Appendix A.
Direxion Hyper Growth ETF
3) Please revise the fee table to add a footnote stating that “Other Expenses (Operating Services Fees)” are estimated for the Fund’s current fiscal year.
The Registrant respectfully declines to include the footnote noted above as the Operating Services Fees are contractually agreed upon and therefore not estimated.
4) In the “Principal Investment Strategy” section, please define the term “hyper growth.” Additionally, please explain how the factors used by the index methodology (e.g., quality and momentum) will identify companies that are appropriately characterized as “hyper growth” companies.
The Registrant has changed the name of the Fund to the Direxion High Growth ETF and revised the disclosure as noted below to explain why the identified factors are expected to identify select high growth companies.
“The Index seeks to identify domestic “high” growth companies by scoring securities for Quality, Momentum, Value, and Volatility factors and for representing Value or Growth stocks. The Index identifies Growth companies as those that, historically, have had high sales and forecasted high earnings and high cash flow growth relative to increases in share value. The Index identifies Value stocks, based on their market prices, as those trading at lower ratios to their fundamentals (e.g., price-to-book, price-to-equity, etc.). The Index excludes Value stocks and limits its constituents to large or medium capitalization Growth stocks.
To such Growth stocks, the Index applies a Quality screen to seek to capture profitable companies that generate consistently strong cash flows and are not highly levered. The Index also applies a Momentum screen to seek to identify companies with strong total returns during the previous 12 months with the expectation that such companies will continue to outperform (on a total return basis) in the near term. The Index also scores such securities based on historical volatility and attempts to neutralize the impact of market volatility on returns by capturing as Index constituents stocks whose Volatility approximates that of the entire U.S. large- and mid-capitalization markets. By applying these factors, the Index seeks to identify Growth companies with healthy balance sheets and positive market momentum, as reflected in increases in their share prices that are not driven by market volatility. The Index methodology deems such companies to be “high” growth companies due to their being positioned to achieve significant near-term outperformance relative to other Growth companies.
At each rebalance date, securities are given a weight of between 0.10% and 20% with the highest scoring securities under the Index methodology earning the heaviest weights in the Index. The Index is reviewed and rebalanced semi-annually by FTSE Russell (the “Index Provider”).

5) Please revise the fourth sentence of the second paragraph of the “Principal Investment Strategy” section to clarify that the performance measured by the momentum factor is price performance, if accurate. If not accurate, clarify what the momentum factor measures.
The Registrant revised the disclosure to clarify that the Momentum factor measures total returns.
6) Please revise the sixth sentence of the second paragraph of the “Principal Investment Strategy” section to clarify how the volatility factor is applied by the index methodology. In your response, please note that the following paragraph states that the volatility factor will be neutral in the index methodology.
The Registrant has added the following clarifying disclosure: “The Index also scores such securities based on historical volatility and attempts to neutralize the impact of market volatility on returns by capturing as Index constituents stocks whose Volatility approximates that of the entire U.S. large- and mid-capitalization markets.”
7) Please disclose how the Fund’s index is weighted (e.g., market capitalization, modified market capitalization, equal weighted, etc.).
The Registrant has updated the disclosure to add information about the Index’s weighting: “At each rebalance date, securities are given a weight of between 0.10% and 20% with the highest scoring securities under the Index methodology earning the heaviest weights in the Index.”
Direxion Fallen Knives ETF
8) The first sentence of the second paragraph in the “Principal Investment Strategies” section states: “The Index consists of U.S equity securities that have experienced considerable share price declines over the prior year, however, Indxx, LLC (the “Index Provider”) has determined that the security has the potential for share price recovery.” This sentence suggests active management by the Index Provider. Please confirm that the index methodology does not require subjective decision-making by the Index Provider and (b) state what constitutes “considerable share price decline” as a quantitative matter (e.g., a percentage decline or some other quantitative measure provided in the methodology).
The Registrant revised the disclosure to state that: “The Index is designed by Indxx, LLC (the “Index Provider”) to consist of U.S equity securities that have experienced considerable share price declines over the prior year and have financial health, suggesting that the security has potential for share price recovery in the future. The Index Provider defines a considerable share price decline as a decline greater than 15% over the past year.”
Comments Applicable to Direxion Dynamic Hedge ETF
9) Please confirm whether the Fund intends to fully replicate its underlying index or will engage in representative sampling and revise the disclosure, as appropriate.
The Registrant has revised the disclosure to clarify that the Fund intends to utilize other investment companies, such as ETFs to fully replicate the securities of the Fund’s index, however, it may at times utilize representative sampling.
10) Please revise the disclosure to specify the frequency at which the index rebalances and is reconstituted.
The Registrant revised the disclosure to clarify that the index’s hedge position is reviewed daily and may be adjusted daily based on the volatility of the S&P 500 Index, however, if the proprietary model does not indicate a change in the hedge on a given day, the index will not be adjusted. The disclosure was also updated to reflect that the underlying securities included in the index will be rebalanced quarterly.
11) The “Long/Short Risk” disclosure included in the “Principal Investment Risks” section states that “the Fund will have enhanced exposure to the securities of the Index’s Long Component.” That does not appear to be true for this Fund, however. Rather, this Fund appears to pursue a long/short strategy that does not overweight long exposures. If accurate, please revise the disclosure, as appropriate.
The Registrant revised the disclosure accordingly.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick*
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC

APPENDIX A
Direxion High Growth ETF
Ticker	Name	Weight	Shares
AAPL UW Equity	Apple Inc	16.338876	8746.113233
FB UW Equity	Facebook Inc	9.138197	7334.207019
MA UN Equity	Mastercard Inc	8.206357	4915.781493
V UN Equity	Visa Inc	5.949764	5464.533236
MSFT UW Equity	Microsoft Corp	4.268609	3942.80834
AMZN UW Equity	Amazon.com Inc	3.552309	245.500243
JPM UN Equity	JPMorgan Chase & Co	2.155622	4035.198339
HD UN Equity	Home Depot Inc/The	2.14371	1519.332212
GOOG UW Equity	Alphabet Inc	1.806927	220.799835
BPYU UW Equity	Brookfield Property REIT Inc	1.737824	32170.81092
GOOGL UW Equity	Alphabet Inc	1.686224	206.121137
CHTR UW Equity	Charter Communications Inc	1.644235	543.96882
LMT UN Equity	Lockheed Martin Corp	1.605115	738.430125
ADBE UW Equity	Adobe Inc	1.445518	671.322846
SPGI UN Equity	S&P Global Inc	1.293752	714.458373
INTC UW Equity	Intel Corp	0.83008	2372.125481
LRCX UW Equity	Lam Research Corp	0.746957	494.406986
COST UW Equity	Costco Wholesale Corp	0.740799	405.732428
UNH UN Equity	UnitedHealth Group Inc	0.729959	413.094643
SBUX UW Equity	Starbucks Corp	0.656914	1473.085819
MSCI UN Equity	MSCI Inc	0.650103	315.822167
AMAT UW Equity	Applied Materials Inc	0.636383	2014.297093
JNJ UN Equity	Johnson & Johnson	0.605259	675.345802
TJX UN Equity	TJX Cos Inc/The	0.590622	2211.220079
LULU UW Equity	Lululemon Athletica Inc	0.58086	406.057713
T UN Equity	AT&T Inc	0.576197	3326.274716
TGT UN Equity	Target Corp	0.569035	774.94877
FISV UW Equity	Fiserv Inc	0.56575	937.285678
C UN Equity	Citigroup Inc	0.557325	2202.844489
CMCSA UW Equity	Comcast Corp	0.545434	2534.309654
NOW UN Equity	ServiceNow Inc	0.538564	240.820183
PYPL UW Equity	PayPal Holdings Inc	0.530178	609.588443
ACN UN Equity	Accenture PLC	0.529952	486.62314
MCO UN Equity	Moody's Corp	0.514598	335.379935
MKTX UW Equity	MarketAxess Holdings Inc	0.512684	169.445763
BMY UN Equity	Bristol-Myers Squibb Co	0.505803	1297.632538
MRK UN Equity	Merck & Co Inc	0.451505	927.768886
PSX UN Equity	Phillips 66	0.451477	1030.749115
WMT UN Equity	Walmart Inc	0.450384	600.069022
PG UN Equity	Procter & Gamble Co/The	0.446569	640.539114
CPRT UW Equity	Copart Inc	0.438869	906.352532
AIG UN Equity	American International Group Inc	0.437513	2826.451618
NKE UN Equity	NIKE Inc	0.424619	812.881307
JCI UN Equity	Johnson Controls International plc	0.41945	2439.455899
TER UW Equity	Teradyne Inc	0.403577	1116.686005
PEP UW Equity	PepsiCo Inc	0.400901	496.676665
EW UN Equity	Edwards Lifesciences Corp	0.400871	305.198144
TROW UW Equity	T Rowe Price Group Inc	0.39475	590.349103
SNPS UW Equity	Synopsys Inc	0.368983	387.757251
DXCM UW Equity	DexCom Inc	0.367353	149.166716
DG UN Equity	Dollar General Corp	0.361138	326.541566

Direxion High Growth ETF
Ticker	Name	Weight	Shares
VLO UN Equity	Valero Energy Corp	0.323333	892.542824
PODD UW Equity	Insulet Corp	0.321689	263.514846
DIS UN Equity	Walt Disney Co/The	0.318699	499.265904
KEYS UN Equity	Keysight Technologies Inc	0.305036	514.566585
ANTM UN Equity	Anthem Inc	0.292956	176.396084
VRTX UW Equity	Vertex Pharmaceuticals Inc	0.290113	170.608579
CMG UN Equity	Chipotle Mexican Grill Inc	0.285204	50.317857
VEEV UN Equity	Veeva Systems Inc	0.284819	239.479107
LOW UN Equity	Lowe's Cos Inc	0.28431	429.736374
BAC UN Equity	Bank of America Corp	0.282229	2139.669687
RTX UN Equity	Raytheon Technologies Corp	0.2815	874.87101
GS UN Equity	Goldman Sachs Group Inc/The	0.278376	263.738319
TMO UN Equity	Thermo Fisher Scientific Inc	0.270311	132.429145
BBY UN Equity	Best Buy Co Inc	0.267788	573.343721
ABBV UN Equity	AbbVie Inc	0.266879	487.441015
AMGN UW Equity	Amgen Inc	0.265502	183.442183
INCY UW Equity	Incyte Corp	0.262419	451.129353
NVDA UW Equity	NVIDIA Corp	0.262103	137.020736
EL UN Equity	Estee Lauder Cos Inc/The	0.254643	254.895425
CVX UN Equity	Chevron Corp	0.249517	453.454774
VZ UN Equity	Verizon Communications Inc	0.245288	736.14337
KLAC UW Equity	KLA Corp	0.243771	240.05248
AMD UW Equity	Advanced Micro Devices Inc	0.239312	737.390755
SHW UN Equity	Sherwin-Williams Co/The	0.237683	72.49004
MMC UN Equity	Marsh & McLennan Cos Inc	0.227184	352.495989
CSL UN Equity	Carlisle Cos Inc	0.226673	355.303089
HON UN Equity	Honeywell International Inc	0.226247	297.939171
TXN UW Equity	Texas Instruments Inc	0.225381	342.212168
PAYC UN Equity	Paycom Software Inc	0.223005	147.988828
GPN UN Equity	Global Payments Inc	0.221041	222.442924
XOM UN Equity	Exxon Mobil Corp	0.220155	855.919848
CSCO UW Equity	Cisco Systems Inc	0.217612	816.768376
DHI UN Equity	DR Horton Inc	0.214519	768.199401
ADP UW Equity	Automatic Data Processing Inc	0.211042	259.517438
ROST UW Equity	Ross Stores Inc	0.210881	414.605338
KMX UN Equity	CarMax Inc	0.209872	464.898362
INTU UW Equity	Intuit Inc	0.207388	122.739994
ABT UN Equity	Abbott Laboratories	0.207373	372.36277
ALL UN Equity	Allstate Corp/The	0.207217	363.906849
ORCL UN Equity	Oracle Corp	0.194436	612.830463
CMI UN Equity	Cummins Inc	0.19215	205.673871
AMT UN Equity	American Tower Corp	0.191575	138.938133
EPAM UN Equity	EPAM Systems Inc	0.189532	149.985475
UNP UN Equity	Union Pacific Corp	0.188265	205.666779
AVGO UW Equity	Broadcom Inc	0.184102	115.77539
MDT UN Equity	Medtronic PLC	0.184013	325.42377
HUM UN Equity	Humana Inc	0.182856	77.856906
DHR UN Equity	Danaher Corp	0.177816	181.349544
APD UN Equity	Air Products and Chemicals Inc	0.173345	127.055979
BRK/B UN Equity	Berkshire Hathaway Inc	0.172827	165.844907
NEE UN Equity	NextEra Energy Inc	0.172225	121.767951

Direxion High Growth ETF
Ticker	Name	Weight	Shares
CSGP UW Equity	CoStar Group Inc	0.169405	43.949309
BA UN Equity	Boeing Co/The	0.168128	229.501595
OLED UW Equity	Universal Display Corp	0.164721	190.516371
DOW UN Equity	Dow Inc	0.162545	807.338446
UPS UN Equity	United Parcel Service Inc	0.160709	290.289995
PM UN Equity	Philip Morris International Inc	0.158641	384.020227
CBRE UN Equity	CBRE Group Inc	0.157299	729.635771
TSN UN Equity	Tyson Foods Inc	0.156809	438.254026
BKNG UW Equity	Booking Holdings Inc	0.156497	18.88556
QCOM UW Equity	QUALCOMM Inc	0.155113	325.510204
PFE UN Equity	Pfizer Inc	0.151941	662.394329
IBM UN Equity	International Business Machines Corp	0.148521	209.925947
SYK UN Equity	Stryker Corp	0.145528	133.944521
NVR UN Equity	NVR Inc	0.143784	8.528644
DE UN Equity	Deere & Co	0.14207	186.35431
ISRG UW Equity	Intuitive Surgical Inc	0.14071	45.0807
ATUS UN Equity	Altice USA Inc	0.140541	1004.585748
ITW UN Equity	Illinois Tool Works Inc	0.137412	146.585257
EV UN Equity	Eaton Vance Corp	0.135266	654.681961
NOC UN Equity	Northrop Grumman Corp	0.135166	71.351389
ADSK UW Equity	Autodesk Inc	0.134366	125.453975
PGR UN Equity	Progressive Corp/The	0.131715	294.075187
JBL UN Equity	Jabil Inc	0.128264	813.228521
WFC UN Equity	Wells Fargo & Co	0.127645	858.119614
AON UN Equity	Aon PLC	0.12729	109.035669
SYY UN Equity	Sysco Corp	0.125471	436.250931
TRV UN Equity	Travelers Cos Inc/The	0.124153	224.829559
INVH UN Equity	Invitation Homes Inc	0.123103	851.342003
MCK UN Equity	McKesson Corp	0.121259	153.560523
SYF UN Equity	Synchrony Financial	0.120516	1171.770962
CTAS UW Equity	Cintas Corp	0.117828	86.028685
AXP UN Equity	American Express Co	0.114139	226.992969
GM UN Equity	General Motors Co	0.112031	835.044018
WBA UW Equity	Walgreens Boots Alliance Inc	0.108055	470.695552
FLT UN Equity	FleetCor Technologies Inc	0.107767	80.1911
KO UN Equity	Coca-Cola Co/The	0.107651	401.565179
XPO UN Equity	XPO Logistics Inc	0.107525	277.812652
EQH UN Equity	Equitable Holdings Inc	0.097752	1007.223866
PHM UN Equity	PulteGroup Inc	0.088344	527.461691
PNC UN Equity	PNC Financial Services Group Inc/The	0.087874	146.695294
TDG UN Equity	TransDigm Group Inc	0.087637	44.285594
USB UN Equity	US Bancorp	0.086417	457.443848
COF UN Equity	Capital One Financial Corp	0.082843	233.602465
TT UN Equity	Trane Technologies PLC	0.078802	167.535502
Y UN Equity	Alleghany Corp	0.078184	28.151665
LYB UN Equity	LyondellBasell Industries NV	0.07295	225.671761
DFS UN Equity	Discover Financial Services	0.070228	295.54618
DAL UN Equity	Delta Air Lines Inc	0.064503	548.538434
OTIS UN Equity	Otis Worldwide Corp	0.034625	119.348713
CARR UN Equity	Carrier Global Corp	0.023588	238.697425

Direxion Fallen Knives ETF
Ticker	Name	Weight	Shares
REGN UW Equity	Regeneron Pharmaceuticals Inc	6.143359	31.684229
CGNX UW Equity	Cognex Corp	5.924126	316.251858
ABMD UW Equity	ABIOMED Inc	5.827626	93.74323
ILMN UW Equity	Illumina Inc	5.788921	53.020129
NBIX UW Equity	Neurocrine Biosciences Inc	5.566493	148.741898
ALNY UW Equity	Alnylam Pharmaceuticals Inc	5.556395	119.716622
NVDA UW Equity	NVIDIA Corp	5.551971	52.156321
FFIV UW Equity	F5 Networks Inc	5.433961	117.431077
ALGN UW Equity	Align Technology Inc	4.426306	64.510454
IPGP UW Equity	IPG Photonics Corp	4.371791	90.376499
NKTR UW Equity	Nektar Therapeutics	3.245763	447.501541
ICUI UW Equity	ICU Medical Inc	3.008541	49.432745
NEOG UW Equity	Neogen Corp	2.889678	134.079357
CGC UN Equity	Canopy Growth Corp	2.687322	571.969724
SSD UN Equity	Simpson Manufacturing Co Inc	2.569557	112.071283
MOMO UW Equity	Momo Inc	2.35545	332.061787
PRLB UN Equity	Proto Labs Inc	2.14197	65.235971
HP UN Equity	Helmerich & Payne Inc	1.604294	271.400213
CNO UN Equity	CNO Financial Group Inc	1.536215	372.792125
GDOT UN Equity	Green Dot Corp	1.397671	122.372213
SIMO UW Equity	Silicon Motion Technology Corp	1.357822	93.999421
STAA UQ Equity	STAAR Surgical Co	1.356869	114.508278
LGND UQ Equity	Ligand Pharmaceuticals Inc	1.318961	40.765061
CVLT UW Equity	CommVault Systems Inc	1.310857	110.246033
TRIP UW Equity	TripAdvisor Inc	1.263682	243.917898
CORT UR Equity	Corcept Therapeutics Inc	1.219967	265.219321
AVAV UW Equity	AeroVironment Inc	1.137169	56.343146
CALM UW Equity	Cal-Maine Foods Inc	1.025464	70.068084
MED UN Equity	Medifast Inc	0.860323	28.879336
ENTA UW Equity	Enanta Pharmaceuticals Inc	0.824622	45.383578
USNA UN Equity	USANA Health Sciences Inc	0.820429	30.42709
INVA UW Equity	Innoviva Inc	0.809575	176.000579
CVGW UW Equity	Calavo Growers Inc	0.776775	41.923319
INGN UW Equity	Inogen Inc	0.718583	55.935632
ASTE UW Equity	Astec Industries Inc	0.682778	56.838565
SCHL UW Equity	Scholastic Corp	0.670044	74.036329
SONO UW Equity	Sonos Inc	0.648371	211.354517
VICR UW Equity	Vicor Corp	0.593023	33.479258
NTGR UW Equity	NETGEAR Inc	0.579658	73.387919
EGRX UQ Equity	Eagle Pharmaceuticals Inc/DE	0.570984	33.387692
VNDA UQ Equity	Vanda Pharmaceuticals Inc	0.509284	134.209332
FIZZ UW Equity	National Beverage Corp	0.501373	29.844885
SFIX UW Equity	Stitch Fix Inc	0.501289	75.169817
TPRE UN Equity	Third Point Reinsurance Ltd	0.481793	204.645994
UVE UN Equity	Universal Insurance Holdings Inc	0.418931	76.451047
TRQ UN Equity	Turquoise Hill Resources Ltd	0.400979	2395.6026
MGPI UW Equity	MGP Ingredients Inc	0.380936	33.135819
RES UN Equity	RPC Inc	0.138854	143.917972
SOI UN Equity	Solaris Oilfield Infrastructure Inc	0.093192	50.058227

Direxion Dynamic Hedge ETF
Ticker	Name	Weight
MSFT UW Equity	Microsoft Corp	5.79%
AAPL UW Equity	Apple Inc	5.42%
AMZN UW Equity	Amazon.com Inc	4.20%
FB UW Equity	Facebook Inc	2.11%
GOOGL UW Equity	Alphabet Inc	1.70%
GOOG UW Equity	Alphabet Inc	1.69%
JNJ UN Equity	Johnson & Johnson	1.62%
BRK/B UN Equity	Berkshire Hathaway Inc	1.39%
V UN Equity	Visa Inc	1.34%
PG UN Equity	Procter & Gamble Co/The	1.16%
JPM UN Equity	JPMorgan Chase & Co	1.15%
UNH UN Equity	UnitedHealth Group Inc	1.13%
INTC UW Equity	Intel Corp	1.08%
HD UN Equity	Home Depot Inc/The	1.07%
MA UN Equity	Mastercard Inc	1.06%
VZ UN Equity	Verizon Communications Inc	0.93%
NVDA UW Equity	NVIDIA Corp	0.90%
T UN Equity	AT&T Inc	0.87%
PFE UN Equity	Pfizer Inc	0.86%
DIS UN Equity	Walt Disney Co/The	0.85%
MRK UN Equity	Merck & Co Inc	0.83%
NFLX UW Equity	Netflix Inc	0.82%
CSCO UW Equity	Cisco Systems Inc	0.78%
XOM UN Equity	Exxon Mobil Corp	0.77%
PEP UW Equity	PepsiCo Inc	0.76%
WMT UN Equity	Walmart Inc	0.75%
BAC UN Equity	Bank of America Corp	0.74%
ADBE UW Equity	Adobe Inc	0.74%
PYPL UW Equity	PayPal Holdings Inc	0.71%
CVX UN Equity	Chevron Corp	0.71%
KO UN Equity	Coca-Cola Co/The	0.70%
CMCSA UW Equity	Comcast Corp	0.70%
ABBV UN Equity	AbbVie Inc	0.65%
ABT UN Equity	Abbott Laboratories	0.65%
CRM UN Equity	salesforce.com Inc	0.63%
BMY UN Equity	Bristol-Myers Squibb Co	0.61%
TMO UN Equity	Thermo Fisher Scientific Inc	0.56%
AMGN UW Equity	Amgen Inc	0.56%
COST UW Equity	Costco Wholesale Corp	0.55%
MCD UN Equity	McDonald's Corp	0.55%
LLY UN Equity	Eli Lilly and Co	0.55%
MDT UN Equity	Medtronic PLC	0.54%
ACN UN Equity	Accenture PLC	0.50%
NKE UN Equity	NIKE Inc	0.47%
ORCL UN Equity	Oracle Corp	0.47%
NEE UN Equity	NextEra Energy Inc	0.46%
UNP UN Equity	Union Pacific Corp	0.45%
AVGO UW Equity	Broadcom Inc	0.44%
IBM UN Equity	International Business Machines Corp	0.44%
TXN UW Equity	Texas Instruments Inc	0.44%
PM UN Equity	Philip Morris International Inc	0.43%
AMT UN Equity	American Tower Corp	0.43%
LIN UN Equity	Linde PLC	0.42%
DHR UN Equity	Danaher Corp	0.42%

Direxion Dynamic Hedge ETF
Ticker	Name	Weight
C UN Equity	Citigroup Inc	0.40%
HON UN Equity	Honeywell International Inc	0.39%
LMT UN Equity	Lockheed Martin Corp	0.39%
GILD UW Equity	Gilead Sciences Inc	0.38%
WFC UN Equity	Wells Fargo & Co	0.38%
QCOM UW Equity	QUALCOMM Inc	0.37%
SBUX UW Equity	Starbucks Corp	0.37%
LOW UN Equity	Lowe's Cos Inc	0.37%
MMM UN Equity	3M Co	0.35%
RTX UN Equity	Raytheon Technologies Corp	0.35%
FIS UN Equity	Fidelity National Information Services I	0.34%
CVS UN Equity	CVS Health Corp	0.34%
CHTR UW Equity	Charter Communications Inc	0.33%
BLK UN Equity	BlackRock Inc	0.32%
SPGI UN Equity	S&P Global Inc	0.31%
INTU UW Equity	Intuit Inc	0.31%
VRTX UW Equity	Vertex Pharmaceuticals Inc	0.30%
MDLZ UW Equity	Mondelez International Inc	0.30%
NOW UN Equity	ServiceNow Inc	0.29%
ANTM UN Equity	Anthem Inc	0.29%
CI UN Equity	Cigna Corp	0.29%
BDX UN Equity	Becton Dickinson and Co	0.29%
BA UN Equity	Boeing Co/The	0.29%
MO UN Equity	Altria Group Inc	0.28%
UPS UN Equity	United Parcel Service Inc	0.27%
CME UW Equity	CME Group Inc	0.27%
D UN Equity	Dominion Energy Inc	0.27%
AMD UW Equity	Advanced Micro Devices Inc	0.27%
BKNG UW Equity	Booking Holdings Inc	0.27%
CCI UN Equity	Crown Castle International Corp	0.26%
PLD UN Equity	Prologis Inc	0.26%
ZTS UN Equity	Zoetis Inc	0.26%
CAT UN Equity	Caterpillar Inc	0.26%
TGT UN Equity	Target Corp	0.26%
ISRG UW Equity	Intuitive Surgical Inc	0.26%
SYK UN Equity	Stryker Corp	0.25%
DUK UN Equity	Duke Energy Corp	0.25%
FISV UW Equity	Fiserv Inc	0.25%
CL UN Equity	Colgate-Palmolive Co	0.24%
ADP UW Equity	Automatic Data Processing Inc	0.24%
TJX UN Equity	TJX Cos Inc/The	0.24%
AXP UN Equity	American Express Co	0.24%
EQIX UW Equity	Equinix Inc	0.24%
GS UN Equity	Goldman Sachs Group Inc/The	0.23%
ATVI UW Equity	Activision Blizzard Inc	0.23%
BIIB UW Equity	Biogen Inc	0.23%
SO UN Equity	Southern Co/The	0.23%
NEM UN Equity	Newmont Corp	0.23%
GPN UN Equity	Global Payments Inc	0.22%
MMC UN Equity	Marsh & McLennan Cos Inc	0.22%
GE UN Equity	General Electric Co	0.22%
ICE UN Equity	Intercontinental Exchange Inc	0.22%
NOC UN Equity	Northrop Grumman Corp	0.21%
APD UN Equity	Air Products and Chemicals Inc	0.21%

Direxion Dynamic Hedge ETF
Ticker	Name	Weight
HUM UN Equity	Humana Inc	0.21%
CSX UW Equity	CSX Corp	0.21%
ECL UN Equity	Ecolab Inc	0.21%
AMAT UW Equity	Applied Materials Inc	0.21%
BSX UN Equity	Boston Scientific Corp	0.21%
MU UW Equity	Micron Technology Inc	0.21%
ILMN UW Equity	Illumina Inc	0.20%
ITW UN Equity	Illinois Tool Works Inc	0.20%
COP UN Equity	ConocoPhillips	0.19%
SHW UN Equity	Sherwin-Williams Co/The	0.19%
DG UN Equity	Dollar General Corp	0.19%
CB UN Equity	Chubb Ltd	0.19%
KMB UN Equity	Kimberly-Clark Corp	0.19%
MS UN Equity	Morgan Stanley	0.19%
AON UN Equity	Aon PLC	0.19%
USB UN Equity	US Bancorp	0.19%
REGN UW Equity	Regeneron Pharmaceuticals Inc	0.19%
PGR UN Equity	Progressive Corp/The	0.18%
EW UN Equity	Edwards Lifesciences Corp	0.18%
PNC UN Equity	PNC Financial Services Group Inc/The	0.18%
NSC UN Equity	Norfolk Southern Corp	0.18%
TFC UN Equity	Truist Financial Corp	0.18%
BAX UN Equity	Baxter International Inc	0.18%
DE UN Equity	Deere & Co	0.18%
ADSK UW Equity	Autodesk Inc	0.17%
MCO UN Equity	Moody's Corp	0.17%
ADI UW Equity	Analog Devices Inc	0.16%
LHX UN Equity	L3Harris Technologies Inc	0.16%
CNC UN Equity	Centene Corp	0.16%
EL UN Equity	Estee Lauder Cos Inc/The	0.16%
AEP UN Equity	American Electric Power Co Inc	0.16%
WM UN Equity	Waste Management Inc	0.16%
SCHW UN Equity	Charles Schwab Corp/The	0.16%
ROP UN Equity	Roper Technologies Inc	0.16%
TMUS UW Equity	T-Mobile US Inc	0.15%
DXCM UW Equity	DexCom Inc	0.15%
LRCX UW Equity	Lam Research Corp	0.15%
GIS UN Equity	General Mills Inc	0.15%
EXC UW Equity	Exelon Corp	0.15%
DD UN Equity	DuPont de Nemours Inc	0.14%
SRE UN Equity	Sempra Energy	0.14%
EA UW Equity	Electronic Arts Inc	0.14%
DLR UN Equity	Digital Realty Trust Inc	0.14%
EMR UN Equity	Emerson Electric Co	0.14%
PSX UN Equity	Phillips 66	0.14%
SBAC UW Equity	SBA Communications Corp	0.13%
EBAY UW Equity	eBay Inc	0.13%
GD UN Equity	General Dynamics Corp	0.13%
ROST UW Equity	Ross Stores Inc	0.13%
ETN UN Equity	Eaton Corp PLC	0.13%
ALL UN Equity	Allstate Corp/The	0.13%
XEL UW Equity	Xcel Energy Inc	0.13%
ORLY UW Equity	O'Reilly Automotive Inc	0.13%
GM UN Equity	General Motors Co	0.13%

Direxion Dynamic Hedge ETF
Ticker	Name	Weight
EOG UN Equity	EOG Resources Inc	0.12%
WBA UW Equity	Walgreens Boots Alliance Inc	0.12%
KMI UN Equity	Kinder Morgan Inc	0.12%
MSCI UN Equity	MSCI Inc	0.12%
CTSH UW Equity	Cognizant Technology Solutions Corp	0.12%
COF UN Equity	Capital One Financial Corp	0.12%
STZ UN Equity	Constellation Brands Inc	0.11%
FDX UN Equity	FedEx Corp	0.11%
BK UN Equity	Bank of New York Mellon Corp/The	0.11%
INFO UN Equity	IHS Markit Ltd	0.11%
WEC UN Equity	WEC Energy Group Inc	0.11%
KLAC UW Equity	KLA Corp	0.11%
TROW UW Equity	T Rowe Price Group Inc	0.11%
PSA UN Equity	Public Storage	0.11%
HCA UN Equity	HCA Healthcare Inc	0.11%
DOW UN Equity	Dow Inc	0.11%
WLTW UW Equity	Willis Towers Watson PLC	0.11%
AZO UN Equity	AutoZone Inc	0.11%
APH UN Equity	Amphenol Corp	0.11%
VRSK UW Equity	Verisk Analytics Inc	0.11%
SYY UN Equity	Sysco Corp	0.11%
VLO UN Equity	Valero Energy Corp	0.11%
YUM UN Equity	Yum! Brands Inc	0.11%
CMG UN Equity	Chipotle Mexican Grill Inc	0.11%
A UN Equity	Agilent Technologies Inc	0.11%
KR UN Equity	Kroger Co/The	0.10%
MNST UW Equity	Monster Beverage Corp	0.10%
MET UN Equity	MetLife Inc	0.10%
IDXX UW Equity	IDEXX Laboratories Inc	0.10%
ZBH UN Equity	Zimmer Biomet Holdings Inc	0.10%
CLX UN Equity	Clorox Co/The	0.10%
ES UN Equity	Eversource Energy	0.10%
TEL UN Equity	TE Connectivity Ltd	0.10%
IQV UN Equity	IQVIA Holdings Inc	0.10%
MAR UW Equity	Marriott International Inc/MD	0.10%
AFL UN Equity	Aflac Inc	0.10%
CMI UN Equity	Cummins Inc	0.10%
PEG UN Equity	Public Service Enterprise Group Inc	0.10%
SNPS UW Equity	Synopsys Inc	0.10%
PCAR UW Equity	PACCAR Inc	0.10%
TRV UN Equity	Travelers Cos Inc/The	0.10%
HPQ UN Equity	HP Inc	0.10%
RMD UN Equity	ResMed Inc	0.10%
AIG UN Equity	American International Group Inc	0.10%
ED UN Equity	Consolidated Edison Inc	0.10%
SLB UN Equity	Schlumberger Ltd	0.10%
CDNS UW Equity	Cadence Design Systems Inc	0.10%
ROK UN Equity	Rockwell Automation Inc	0.10%
MSI UN Equity	Motorola Solutions Inc	0.10%
WMB UN Equity	Williams Cos Inc/The	0.10%
MCK UN Equity	McKesson Corp	0.10%
TWTR UN Equity	Twitter Inc	0.09%
ANSS UW Equity	ANSYS Inc	0.09%
ALXN UW Equity	Alexion Pharmaceuticals Inc	0.09%

Direxion Dynamic Hedge ETF
Ticker	Name	Weight
JCI UN Equity	Johnson Controls International plc	0.09%
VRSN UW Equity	VeriSign Inc	0.09%
PRU UN Equity	Prudential Financial Inc	0.09%
FAST UW Equity	Fastenal Co	0.09%
AWK UN Equity	American Water Works Co Inc	0.09%
MPC UN Equity	Marathon Petroleum Corp	0.09%
XLNX UW Equity	Xilinx Inc	0.09%
FE UN Equity	FirstEnergy Corp	0.09%
AVB UN Equity	AvalonBay Communities Inc	0.09%
MKC UN Equity	McCormick & Co Inc/MD	0.09%
PPG UN Equity	PPG Industries Inc	0.09%
PAYX UW Equity	Paychex Inc	0.09%
CERN UW Equity	Cerner Corp	0.09%
MCHP UW Equity	Microchip Technology Inc	0.09%
BLL UN Equity	Ball Corp	0.09%
PH UN Equity	Parker-Hannifin Corp	0.09%
STT UN Equity	State Street Corp	0.09%
FTNT UW Equity	Fortinet Inc	0.08%
OTIS UN Equity	Otis Worldwide Corp	0.08%
HLT UN Equity	Hilton Worldwide Holdings Inc	0.08%
EQR UN Equity	Equity Residential	0.08%
EIX UN Equity	Edison International	0.08%
FLT UN Equity	FleetCor Technologies Inc	0.08%
F UN Equity	Ford Motor Co	0.08%
CTAS UW Equity	Cintas Corp	0.08%
PPL UN Equity	PPL Corp	0.08%
DTE UN Equity	DTE Energy Co	0.08%
SWKS UW Equity	Skyworks Solutions Inc	0.08%
TT UN Equity	Trane Technologies PLC	0.08%
ETR UN Equity	Entergy Corp	0.08%
ADM UN Equity	Archer-Daniels-Midland Co	0.08%
BBY UN Equity	Best Buy Co Inc	0.08%
HSY UN Equity	Hershey Co/The	0.08%
KHC UW Equity	Kraft Heinz Co/The	0.08%
AME UN Equity	AMETEK Inc	0.08%
DLTR UW Equity	Dollar Tree Inc	0.08%
MKTX UW Equity	MarketAxess Holdings Inc	0.08%
SWK UN Equity	Stanley Black & Decker Inc	0.08%
APTV UN Equity	Aptiv PLC	0.07%
VFC UN Equity	VF Corp	0.07%
TDG UN Equity	TransDigm Group Inc	0.07%
O UN Equity	Realty Income Corp	0.07%
KEYS UN Equity	Keysight Technologies Inc	0.07%
WELL UN Equity	Welltower Inc	0.07%
CTVA UN Equity	Corteva Inc	0.07%
ARE UN Equity	Alexandria Real Estate Equities Inc	0.07%
TSN UN Equity	Tyson Foods Inc	0.07%
CHD UN Equity	Church & Dwight Co Inc	0.07%
EFX UN Equity	Equifax Inc	0.07%
AEE UN Equity	Ameren Corp	0.07%
FTV UN Equity	Fortive Corp	0.07%
MTD UN Equity	Mettler-Toledo International Inc	0.07%
CPRT UW Equity	Copart Inc	0.07%
INCY UW Equity	Incyte Corp	0.07%

Direxion Dynamic Hedge ETF
Ticker	Name	Weight
DHI UN Equity	DR Horton Inc	0.07%
RSG UN Equity	Republic Services Inc	0.07%
SPG UN Equity	Simon Property Group Inc	0.07%
AJG UN Equity	Arthur J Gallagher & Co	0.07%
FRC UN Equity	First Republic Bank/CA	0.07%
TFX UN Equity	Teleflex Inc	0.07%
CAG UN Equity	Conagra Brands Inc	0.07%
AMP UN Equity	Ameriprise Financial Inc	0.07%
ALGN UW Equity	Align Technology Inc	0.07%
LVS UN Equity	Las Vegas Sands Corp	0.07%
LH UN Equity	Laboratory Corp of America Holdings	0.07%
CTXS UW Equity	Citrix Systems Inc	0.07%
AKAM UW Equity	Akamai Technologies Inc	0.07%
CMS UN Equity	CMS Energy Corp	0.06%
GLW UN Equity	Corning Inc	0.06%
LEN UN Equity	Lennar Corp	0.06%
ESS UN Equity	Essex Property Trust Inc	0.06%
NTRS UW Equity	Northern Trust Corp	0.06%
TTWO UW Equity	Take-Two Interactive Software Inc	0.06%
K UN Equity	Kellogg Co	0.06%
AMCR UN Equity	Amcor PLC	0.06%
PXD UN Equity	Pioneer Natural Resources Co	0.06%
CAH UN Equity	Cardinal Health Inc	0.06%
CDW UW Equity	CDW Corp/DE	0.06%
COO UN Equity	Cooper Cos Inc/The	0.06%
LYB UN Equity	LyondellBasell Industries NV	0.06%
MXIM UW Equity	Maxim Integrated Products Inc	0.06%
ODFL UW Equity	Old Dominion Freight Line Inc	0.06%
JKHY UW Equity	Jack Henry & Associates Inc	0.06%
DGX UN Equity	Quest Diagnostics Inc	0.06%
LUV UN Equity	Southwest Airlines Co	0.06%
OKE UN Equity	ONEOK Inc	0.06%
HOLX UW Equity	Hologic Inc	0.06%
DPZ UN Equity	Domino's Pizza Inc	0.06%
WY UN Equity	Weyerhaeuser Co	0.06%
CARR UN Equity	Carrier Global Corp	0.06%
PAYC UN Equity	Paycom Software Inc	0.06%
KSU UN Equity	Kansas City Southern	0.06%
TIF UN Equity	Tiffany & Co	0.06%
BR UN Equity	Broadridge Financial Solutions Inc	0.06%
IFF UN Equity	International Flavors & Fragrances Inc	0.06%
STE UN Equity	STERIS PLC	0.06%
ABC UN Equity	AmerisourceBergen Corp	0.05%
HRL UN Equity	Hormel Foods Corp	0.05%
FCX UN Equity	Freeport-McMoRan Inc	0.05%
NDAQ UW Equity	Nasdaq Inc	0.05%
VMC UN Equity	Vulcan Materials Co	0.05%
EVRG UN Equity	Evergy Inc	0.05%
LDOS UN Equity	Leidos Holdings Inc	0.05%
OXY UN Equity	Occidental Petroleum Corp	0.05%
KMX UN Equity	CarMax Inc	0.05%
MAA UN Equity	Mid-America Apartment Communities Inc	0.05%
DOV UN Equity	Dover Corp	0.05%

Direxion Dynamic Hedge ETF
Ticker	Name	Weight
TSCO UW Equity	Tractor Supply Co	0.05%
MAS UN Equity	Masco Corp	0.05%
CBRE UN Equity	CBRE Group Inc	0.05%
ZBRA UW Equity	Zebra Technologies Corp	0.05%
SJM UN Equity	JM Smucker Co/The	0.05%
HPE UN Equity	Hewlett Packard Enterprise Co	0.05%
GWW UN Equity	WW Grainger Inc	0.05%
WDC UW Equity	Western Digital Corp	0.05%
DAL UN Equity	Delta Air Lines Inc	0.05%
IP UN Equity	International Paper Co	0.05%
EXPD UW Equity	Expeditors International of Washington I	0.05%
DFS UN Equity	Discover Financial Services	0.05%
HES UN Equity	Hess Corp	0.05%
HIG UN Equity	Hartford Financial Services Group Inc/Th	0.05%
FITB UW Equity	Fifth Third Bancorp	0.05%
NUE UN Equity	Nucor Corp	0.05%
MTB UN Equity	M&T Bank Corp	0.05%
BF/B UN Equity	Brown-Forman Corp	0.05%
WAT UN Equity	Waters Corp	0.05%
DRE UN Equity	Duke Realty Corp	0.05%
ULTA UW Equity	Ulta Beauty Inc	0.05%
PEAK UN Equity	Healthpeak Properties Inc	0.05%
GRMN UW Equity	Garmin Ltd	0.05%
CXO UN Equity	Concho Resources Inc	0.05%
VTR UN Equity	Ventas Inc	0.05%
ATO UN Equity	Atmos Energy Corp	0.05%
FMC UN Equity	FMC Corp	0.05%
ANET UN Equity	Arista Networks Inc	0.05%
IEX UN Equity	IDEX Corp	0.05%
QRVO UW Equity	Qorvo Inc	0.05%
STX UW Equity	Seagate Technology PLC	0.05%
BXP UN Equity	Boston Properties Inc	0.05%
NLOK UW Equity	NortonLifeLock Inc	0.05%
LNT UW Equity	Alliant Energy Corp	0.05%
OMC UN Equity	Omnicom Group Inc	0.05%
CBOE UF Equity	Cboe Global Markets Inc	0.05%
EXR UN Equity	Extra Space Storage Inc	0.05%
MLM UN Equity	Martin Marietta Materials Inc	0.05%
GPC UN Equity	Genuine Parts Co	0.05%
XYL UN Equity	Xylem Inc/NY	0.05%
EXPE UW Equity	Expedia Group Inc	0.04%
VAR UN Equity	Varian Medical Systems Inc	0.04%
UDR UN Equity	UDR Inc	0.04%
IT UN Equity	Gartner Inc	0.04%
CHRW UW Equity	CH Robinson Worldwide Inc	0.04%
NVR UN Equity	NVR Inc	0.04%
J UN Equity	Jacobs Engineering Group Inc	0.04%
VIAC UW Equity	ViacomCBS Inc	0.04%
PKI UN Equity	PerkinElmer Inc	0.04%
KEY UN Equity	KeyCorp	0.04%
WAB UN Equity	Westinghouse Air Brake Technologies Corp	0.04%
NTAP UW Equity	NetApp Inc	0.04%

Direxion Dynamic Hedge ETF
Ticker	Name	Weight
CE UN Equity	Celanese Corp	0.04%
HAL UN Equity	Halliburton Co	0.04%
IR UN Equity	Ingersoll Rand Inc	0.04%
SYF UN Equity	Synchrony Financial	0.04%
AAP UN Equity	Advance Auto Parts Inc	0.04%
FOXA UW Equity	Fox Corp	0.04%
DRI UN Equity	Darden Restaurants Inc	0.04%
BKR UN Equity	Baker Hughes Co	0.04%
URI UN Equity	United Rentals Inc	0.04%
SIVB UW Equity	SVB Financial Group	0.04%
CTL UN Equity	CenturyLink Inc	0.04%
RF UN Equity	Regions Financial Corp	0.04%
PFG UW Equity	Principal Financial Group Inc	0.04%
ETFC UW Equity	E*TRADE Financial Corp	0.04%
CFG UN Equity	Citizens Financial Group Inc	0.04%
XRAY UW Equity	DENTSPLY SIRONA Inc	0.04%
NRG UN Equity	NRG Energy Inc	0.04%
ALLE UN Equity	Allegion plc	0.04%
JBHT UW Equity	JB Hunt Transport Services Inc	0.04%
ABMD UW Equity	ABIOMED Inc	0.04%
PKG UN Equity	Packaging Corp of America	0.04%
HAS UW Equity	Hasbro Inc	0.04%
AVY UN Equity	Avery Dennison Corp	0.04%
NI UN Equity	NiSource Inc	0.04%
AES UN Equity	AES Corp/The	0.04%
CPB UN Equity	Campbell Soup Co	0.04%
FFIV UW Equity	F5 Networks Inc	0.03%
CNP UN Equity	CenterPoint Energy Inc	0.03%
EMN UN Equity	Eastman Chemical Co	0.03%
HSIC UW Equity	Henry Schein Inc	0.03%
PNW UN Equity	Pinnacle West Capital Corp	0.03%
FBHS UN Equity	Fortune Brands Home & Security Inc	0.03%
MYL UW Equity	Mylan NV	0.03%
HBAN UW Equity	Huntington Bancshares Inc/OH	0.03%
HST UN Equity	Host Hotels & Resorts Inc	0.03%
LW UN Equity	Lamb Weston Holdings Inc	0.03%
L UN Equity	Loews Corp	0.03%
WU UN Equity	Western Union Co/The	0.03%
CINF UW Equity	Cincinnati Financial Corp	0.03%
UHS UN Equity	Universal Health Services Inc	0.03%
JNPR UN Equity	Juniper Networks Inc	0.03%
RJF UN Equity	Raymond James Financial Inc	0.03%
PHM UN Equity	PulteGroup Inc	0.03%
WYNN UW Equity	Wynn Resorts Ltd	0.03%
LKQ UW Equity	LKQ Corp	0.03%
MGM UN Equity	MGM Resorts International	0.03%
PRGO UN Equity	Perrigo Co PLC	0.03%
COG UN Equity	Cabot Oil & Gas Corp	0.03%
WRB UN Equity	WR Berkley Corp	0.03%
RE UN Equity	Everest Re Group Ltd	0.03%
WHR UN Equity	Whirlpool Corp	0.03%
SNA UN Equity	Snap-on Inc	0.03%
HII UN Equity	Huntington Ingalls Industries Inc	0.03%
RCL UN Equity	Royal Caribbean Cruises Ltd	0.03%

Direxion Dynamic Hedge ETF
Ticker	Name	Weight
GL UN Equity	Globe Life Inc	0.03%
DVA UN Equity	DaVita Inc	0.03%
TAP UN Equity	Molson Coors Beverage Co	0.03%
LNC UN Equity	Lincoln National Corp	0.03%
FANG UW Equity	Diamondback Energy Inc	0.03%
DISH UW Equity	DISH Network Corp	0.03%
REG UW Equity	Regency Centers Corp	0.03%
ALB UN Equity	Albemarle Corp	0.03%
IRM UN Equity	Iron Mountain Inc	0.03%
CCL UN Equity	Carnival Corp	0.03%
LYV UN Equity	Live Nation Entertainment Inc	0.03%
WRK UN Equity	Westrock Co	0.03%
DISCK UW Equity	Discovery Inc	0.03%
IPG UN Equity	Interpublic Group of Cos Inc/The	0.03%
FLIR UW Equity	FLIR Systems Inc	0.03%
TXT UN Equity	Textron Inc	0.02%
BWA UN Equity	BorgWarner Inc	0.02%
UAL UW Equity	United Airlines Holdings Inc	0.02%
AIZ UN Equity	Assurant Inc	0.02%
PNR UN Equity	Pentair PLC	0.02%
VNO UN Equity	Vornado Realty Trust	0.02%
AOS UN Equity	AO Smith Corp	0.02%
CF UN Equity	CF Industries Holdings Inc	0.02%
RHI UN Equity	Robert Half International Inc	0.02%
ROL UN Equity	Rollins Inc	0.02%
FRT UN Equity	Federal Realty Investment Trust	0.02%
IPGP UW Equity	IPG Photonics Corp	0.02%
AIV UN Equity	Apartment Investment and Management Co	0.02%
PBCT UW Equity	People's United Financial Inc	0.02%
MHK UN Equity	Mohawk Industries Inc	0.02%
BEN UN Equity	Franklin Resources Inc	0.02%
ZION UW Equity	Zions Bancorp NA	0.02%
DVN UN Equity	Devon Energy Corp	0.02%
NWL UW Equity	Newell Brands Inc	0.02%
NLSN UN Equity	Nielsen Holdings PLC	0.02%
NOV UN Equity	National Oilwell Varco Inc	0.02%
CMA UN Equity	Comerica Inc	0.02%
MRO UN Equity	Marathon Oil Corp	0.02%
PWR UN Equity	Quanta Services Inc	0.02%
HWM UN Equity	Howmet Aerospace Inc	0.02%
SEE UN Equity	Sealed Air Corp	0.02%
NBL UW Equity	Noble Energy Inc	0.02%
HFC UN Equity	HollyFrontier Corp	0.02%
APA UN Equity	Apache Corp	0.02%
FOX UW Equity	Fox Corp	0.02%
NWSA UW Equity	News Corp	0.02%
KIM UN Equity	Kimco Realty Corp	0.02%
DXC UN Equity	DXC Technology Co	0.02%
LEG UN Equity	Leggett & Platt Inc	0.02%
AAL UW Equity	American Airlines Group Inc	0.02%
MOS UN Equity	Mosaic Co/The	0.02%
TPR UN Equity	Tapestry Inc	0.01%
ALK UN Equity	Alaska Air Group Inc	0.01%

Direxion Dynamic Hedge ETF
Ticker	Name	Weight
RL UN Equity	Ralph Lauren Corp	0.01%
HOG UN Equity	Harley-Davidson Inc	0.01%
DISCA UW Equity	Discovery Inc	0.01%
HBI UN Equity	Hanesbrands Inc	0.01%
SLG UN Equity	SL Green Realty Corp	0.01%
HRB UN Equity	H&R Block Inc	0.01%
FLS UN Equity	Flowserve Corp	0.01%
PVH UN Equity	PVH Corp	0.01%
NCLH UN Equity	Norwegian Cruise Line Holdings Ltd	0.01%
XRX UN Equity	Xerox Holdings Corp	0.01%
UNM UN Equity	Unum Group	0.01%
FTI UN Equity	TechnipFMC PLC	0.01%
LB UN Equity	L Brands Inc	0.01%
KSS UN Equity	Kohl's Corp	0.01%
IVZ UN Equity	Invesco Ltd	0.01%
HP UN Equity	Helmerich & Payne Inc	0.01%
ADS UN Equity	Alliance Data Systems Corp	0.01%
JWN UN Equity	Nordstrom Inc	0.01%
GPS UN Equity	Gap Inc/The	0.01%
UAA UN Equity	Under Armour Inc	0.01%
UA UN Equity	Under Armour Inc	0.01%
NWS UW Equity	News Corp	0.01%
COTY UN Equity	Coty Inc	0.00%
HWAM0 Index	Micro E-mini S&P 500 Futures	-0.073270%